UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fly Leasing Limited

(Name of Issuer)

American Depository Shares, each representing one Common Share, par value $0.001 per share

(Title of Class of Securities)

34407D109

(CUSIP Number)

August 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

CUSIP No. 34407D109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AirAsia Group Berhad

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,333,333

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,333,333

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.2%

12	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer: Fly Leasing Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: West Pier Dun Laoghaire County Dublin L2 00000
Item 2(a).	Name of Person Filing: This Schedule 13G is filed on behalf of the following person (the “Reporting Person”): AirAsia Group Berhad
Item 2(b).

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Reporting Person is:

c/o AirAsia Group Berhad

RedQ

Jalan Pekeliling 5

Kuala Lumpur International Airport (KLIA2)

64000 KLIA

Selangor Darul Ehsan

Malaysia

Item 2(c).	Citizenship: Malaysia
Item 2(d).	Title of Class of Securities: American Depository Shares, each representing one Common Share, par value $0.001 per share (the “Shares”)
Item 2(e).	CUSIP Number: 34407D109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: As of August 30, 2018, the Reporting Person may be deemed the beneficial owner of 3,333,333 Shares.
(b)

Percent of class:

10.2% (based on the aggregate amount of (i) the 27,983,352 Shares outstanding as of December 31, 2017, as reported in the Form 20-K of the Issuer filed with the SEC on March 14, 2018, (ii) the 1,333,334 Shares issued on July 13, 2018, as reported in the Form 6-K of the Issuer filed with the SEC on July 20, 2018 and (iii) the 3,333,333 Shares issued to the Reporting Person).

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 3,333,333
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,333,333
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2018

AIRASIA GROUP BERHAD

By:	/s/ Datuk Kamarudin Meranun
Name: Datuk Kamarudin Meranun Title: Executive Chairman